

Mail Stop 4628

May 16, 2016

Mr. Dane E. Whitehead
Executive Vice President and Chief Financial Officer
EP Energy Corporation
1001 Louisiana Street
Houston, TX 77002

> **Re:** **EP Energy Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed February 22, 2016**
> **File No. 001-36253**

Dear Mr. Whitehead:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Results of Operations, page 46

Cash Operating Costs and Adjusted Cash Operating Costs, page 50

1. We note you present non-GAAP measures identified as 'Total continuing cash operating costs' and 'Total adjusted cash operating costs' on a dollar basis, and per unit basis. As it relates to these measures, please address the following points:

    - As the titles of these measures indicate you are presenting operating cost metrics on a cash basis, please tell us why the adjustments to exclude transportation costs, exploration expenses, and oil and natural gas purchases do not yield incomplete measures of cash operating costs, and are important to the non-GAAP result.

- As you indicate these metrics are valuable measures of operating performance, and are used to measure efficiency, also tell us how they reflect efficiency and the reasons you have not included any narrative on the insight you have obtained.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller,
Branch Chief
Office of Natural Resources